FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 11, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces filing
of supplemental shelf offering report in israel

Netanya, Israel – May 11, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that following the Company's previously announced potential securities offering in Israel and acceptance of early commitments from institutional investors, the Company filed today a supplemental shelf offering report, or Offering Report, with the Israel Securities Authority and the Tel Aviv Stock Exchange, or TASE, under the Company's shelf prospectus. Pursuant to the Offering Report, the Company is offering, to the public in Israel, as follows:

•	Up to 271,195,000 Series L debentures of the Company.

•	Up to 2,711,950 Series 4 Options. Each Series 4 Option will entitle the holder thereof to purchase one ordinary share at an exercise price of NIS 9.60, until September 30, 2020.

•	The Securities will be issued in units. Each unit will consist of 1000 Series L debentures, and 10 Series 4 Options.

•
Notwithstanding the above offered amounts, the Company announced that it intends to issue 222,000 units in the offering, and the total orders received in the offering will be calculated and accepted on a pro rata basis. Accordingly, the Company expects to issue in the offering an aggregate of 222,000,000 Series L debentures and 2,220,000 Series 4 Options.

The public tender for such securities is expected to be held today, May 11, 2020.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total immediate consideration of approximately NIS 201 million, excluding the consideration from the exercise of options), including early commitment commissions, is approximately NIS 2 million. In case of full exercise of the options, the Company is expected to receive additional net consideration (after payment of arrangement fees and other expenses) of NIS approximately 21 million. The Company estimates that the net proceeds from the offering (excluding the consideration from the exercise of options), if completed, will be approximately NIS 199 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, payment of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

For additional details regarding the Company's debentures and the Existing Indenture and the Company's options, see the Company's annual report on Form 20-F for the year ended December 31, 2019 dated March 23, 2020 or the 2019 Annual Report, under "Item 5B. Liquidity and Capital Resources – Debt Service" and " - Issuances of equity securities" and the Company's current reports on Form 6-K dated March 25 and 26, 2020.  For additional details regarding the potential offering see the Company's current reports on Form 6-K dated May 6 and 10, 2020.

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The securities have not been registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements relating to the execution of the offering are subject to uncertainties and assumptions about the completion of the offering, and in regards to the exercise of options, also the Company's then current share price. The actual conditions could lead to a materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.744 million cellular subscribers (as at December 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For May 11, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary